File No. 812-14959
UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of:

AMERICAN BEACON SOUND POINT ENHANCED INCOME FUND

AMERICAN BEACON APOLLO TOTAL RETURN FUND

AMERICAN BEACON ADVISORS, INC.

RESOLUTE INVESTMENT
DISTRIBUTORS, INC.

220 East Las Colinas Boulevard
Suite 1200
Irving, Texas 75039

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER; PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER; AND PURSUANT TO SECTION 17(d) UNDER THE 1940 ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS

________________________________________

March 7, 2019
________________________________________
Please send all communications to:
Kathy K. Ingber, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC 20006-1600

With copies to:
Rosemary Behan, Esq.
American Beacon Advisors, Inc.
220 East Las Colinas Boulevard
Suite 1200
Irving, Texas 75039

This application (including exhibits) contains 28 pages, which have been numbered sequentially.

I.	THE PROPOSAL
Each of American Beacon Sound Point Enhanced Income Fund (the “Sound Point Fund”) and American Beacon Apollo Total Return Fund (the “Apollo Total Return Fund”) (each, an “Applicant Fund”) is a newly organized Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as a continuously offered, non-diversified, closed-end management investment company (“closed-end fund”) that operates as an interval fund pursuant to Rule 23c-3 (“interval fund”) under the 1940 Act.1  American Beacon Advisors, Inc. (the “Manager”) is the investment manager and administrator of the Applicant Funds, and Resolute Investment Distributors, Inc. (the “Distributor”) is the Applicant Funds’ distributor.2  The Applicant Funds, together with the Manager and the Distributor are referred to herein as the “Applicants.”
The Applicants hereby submit this First Amended and Restated Application (the "Application") to the Securities and Exchange Commission (the “Commission”) for an order of exemption (the “Order”) pursuant to: (a) Section 6(c) of the 1940 Act granting certain exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act; (b) pursuant to Sections 6(c) and 23(c) of the 1940 Act granting certain exemptions from Rule 23c-3 under the 1940 Act; and (c) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to permit the Applicant Funds to issue multiple classes of shares and impose early withdrawal charges and asset-based shareholder service and/or distribution fees with respect to certain classes, as described more fully in this Application.
The Applicants request that the Order also apply to any continuously offered registered closed-end fund existing now or in the future (any such fund other than the Applicant Funds, a “New Fund”) for which the Manager, the Distributor, or any successor in interest to either entity,3 or any entity controlling, controlled by, or under common control (as the term “control” is defined in Section 2(a)(9) of the 1940 Act) with the Manager, the Distributor, or any successor in interest, acts as investment adviser or principal underwriter, and which operates as an interval fund  and/or provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 (“tender fund”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”) (each New Fund, collectively with the Applicant Funds, the “Funds”).4 Any Fund relying on this relief will do so in in compliance with the terms and conditions of this Application. The Applicants represent that each entity presently intending to rely on the Order is listed as an Applicant.
Each Applicant Fund engages in a continuous offering of its shares of beneficial interest. Each Applicant Fund filed a registration statement on Form N-2 (Sound Point Fund -- File Nos. 333-222968 and 811-23326; and the Apollo Total Return Fund -- File Nos. 333-225559 and 811-23351) (each a “Registration Statement”) to offer its Y Class shares.  Each Applicant Fund’s Registration Statement has been declared effective, and each Applicant Fund offers its Y Class shares at a public offering price equal to their net asset value (“NAV”) per share, as described in the Applicant Fund’s prospectus, as supplemented or amended from time to time.  The Applicant Funds’ Y Class shares are not subject to any upfront sales loads or asset-based distribution fees.

1 The Sound Point Fund and the Apollo Total Return Fund each have a single series of the same name.  As used herein, the terms “Applicant Fund” or “Applicant Funds” shall refer to the Sound Point Fund and the Apollo Total Return Fund, and/or their series, as applicable.
2 The term “Manager” includes any affiliated investment manager of the Manager; the term “Distributor” includes any affiliated distributor of the Distributor.
3 A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
4 The terms “investment adviser” and “principal underwriter” are defined in Sections 2(a)(20) and 2(a)(29) of the 1940 Act, respectively.

Offerings of additional classes of shares of beneficial interest (“shares”) by an Applicant Fund or any New Fund relying on the Order would be made on a continuous basis at public offering prices equal to their NAVs per share and may (but would not necessarily) be subject to different combinations and varying rates of upfront sales loads, asset-based shareholder service and/or distribution fees, repurchase fees, and/or withdrawal charges. The structure of the proposed classes is described in detail below under “Section II. Statement of Facts—C. Proposed Class Structure and Characteristics.” Offerings by an Applicant Fund or any New Fund relying on the Order may be on a private placement or public offering basis.  Shares of the Funds will not be listed on any securities exchange or trade over-the-counter.  There is currently no secondary market for the Y Class shares of the Applicant Funds, and the Funds do not expect that a secondary market will develop for the shares.
II.	STATEMENT OF FACTS

A.	The Applicants.
Each Applicant Fund is a newly organized Delaware statutory trust registered under the 1940 Act as a closed-end fund that operates as an interval fund. The Sound Point Fund’s investment objectives are to provide high current income and, secondarily, capital appreciation.  The Sound Point Fund seeks to achieve its investment objectives by investing primarily in a variety of credit-related instruments, including corporate obligations and securitized and structured issues of varying maturities. Corporate obligations may include fixed and floating-rate securities and bank loans, among others, issued by U.S. or foreign (non-U.S.) entities.  The Apollo Total Return Fund’s investment objective is to generate attractive risk-adjusted returns using a multi-sector approach to fixed income value investing.  The Apollo Total Return Fund seeks to achieve its investment objective by using a multi-sector approach to invest across a broad range of credit-oriented markets. The Apollo Total Return Fund is expected to allocate dynamically across the credit universe to the areas which the Fund’s subadvisor believes produce the most attractive absolute risk-adjusted returns.  Each Applicant Fund expects to utilize leverage.  To the extent consistent with Rule 23c-3, each Applicant Fund may invest without limit in illiquid securities.

The Manager, a corporation organized under the laws of the State of Delaware with its principal address at 220 East Las Colinas Boulevard, Suite 1200, Irving, Texas 75039, acts as the investment manager and administrator of the Applicant Funds.  The Manager is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended, and with the National Futures Association as a commodity pool operator. The Manager is an indirect wholly-owned subsidiary of Resolute Investment Holdings, LLC, which is owned primarily by Kelso Investment Associates VIII, L.P., KEP VI, LLC and Estancia Capital Partners L.P., which are private equity firms. The Manager managed approximately $58.1 billion in assets on a discretionary basis as of June 30, 2018.
The Distributor, a corporation organized under the laws of the State of Delaware with its principal address at 220 East Las Colinas Boulevard, Suite 1200, Irving, Texas 75039, acts as the principal underwriter of the Applicant Funds.  The Distributor is registered with the Commission as a broker/dealer under the 1934 Act and is a member of the Financial Industry Regulatory Authority (FINRA).  The Distributor is under common control with the Manager and is an affiliated person of the Manager (as defined in Section 2(a)(3) of the 1940 Act).
B.	Current Class Structure and Characteristics.
Each Applicant Fund offers its Y Class shares pursuant to an effective Registration Statement.  Each Applicant Fund’s Y Class shares are offered on a continuous basis at a public offering price equal to their NAV per share.  The Applicant Funds’ Y Class shares are not subject to any upfront sales loads or asset-based distribution fees.  The minimum initial investment for each Applicant Fund’s Y Class shares is $100,000, subject to certain exceptions noted in the Fund’s prospectus.  As a closed-end fund, the

Applicant Funds do not continuously redeem shares as do open-end management investment companies (each, an “open-end fund”), and, unlike shares of many closed-end funds, the Applicant Funds’ Y Class shares are not listed on any securities exchange or traded over-the-counter.  It is not expected that any secondary market will develop for the Applicant Funds’ Y Class shares.
In order to provide periodic liquidity to shareholders, each Applicant Fund has adopted, pursuant to Rule 23c-3 under the 1940 Act, a fundamental policy requiring the Fund to offer to repurchase at least five percent and not more than twenty-five percent of its Y Class shares at their then current NAV per share on a regular basis.  Each Applicant Fund currently offers to repurchase on a quarterly basis five percent of its outstanding Y Class shares at their NAV per share.  Quarterly repurchase offers are made to all holders of the Applicant Fund’s Class Y shares.  The Applicant Funds do not currently charge any repurchase fee; however, an Applicant Fund may in the future impose a repurchase fee of up to two percent on Y Class shares accepted for repurchase by the Fund.  The Applicant Funds do not currently offer any exchange privilege or conversion feature, but any such privilege or feature introduced in the future would comply with Rule 11a-1, Rule 11a-3, and Rule 18f-3 as if the Applicant Fund were an open-end fund.  The Applicant Funds do not currently intend to impose an early withdrawal charge even if the Order is granted, however, they may do so in the future.
C.	Proposed Class Structure and Characteristics.
The Applicant Funds engage, and the New Funds propose to engage, in a continuous offering of shares.  Upon the Order being granted, the Funds may issue multiple classes of shares which would be offered on a continuous basis at public offering prices equal to their NAVs per share and may (but would not necessarily) be subject to different minimum purchase amounts and different combinations and varying rates of upfront sales loads, asset-based shareholder service and/or distribution fees, repurchase fees and/or withdrawal charges as discussed below. Additional classes may permit an investor to choose the class of shares of the Funds that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase or the length of time the investor expects to hold the shares. Actual fees approved and adopted may vary, but a class of shares could not have asset-based shareholder service and/or distribution fees in excess of the limits established by FINRA Rule 2341(d) (the “FINRA Sales Charge Rule”).  (All references in the Application to the FINRA Sales Charge Rule include any Financial Industry Regulatory Authority successor or replacement rule to the FINRA Sales Charge Rule.)  Such classes of shares may also vary in other respects, including without limitation, with respect to: (a) voting rights with respect to a Distribution and Servicing Plan (defined below) as to such class; (b) different class designations; (c) the impact of any class expenses directly attributable to a particular class of shares allocated on a class basis as described below; (d) differences in any dividends and NAV per share resulting from differences in fees under a Distribution and Servicing Plan or in class expenses; and (e) any exchange or conversion features, as permitted under the 1940 Act.
As with open-end funds that issue multiple classes pursuant to Rule 18f-3 under the 1940 Act, different classes of a Fund would represent investments in the same portfolio of securities of the Fund but would be subject to different expenses (including different asset-based shareholder service and/or distribution fees). Thus, the net income attributable to, and any dividends payable on, each class of a Fund would differ from each other from time to time. As a result, the NAV of a Fund’s classes may differ over time.  Each Fund would comply with the provisions of Rule 18f-3 under the 1940 Act, as if it were an open-end fund.
Each class of shares of the Funds that charge asset-based shareholder service and/or distribution fees would comply with the provisions of Rules 12b-1 and 17d-3 under the 1940 Act, or any successor or replacement rules thereto, as if those rules applied to closed-end funds.  In this connection, a Fund would adopt a distribution plan or distribution and service plan (a “Distribution and Servicing Plan”) approved by a majority of the Board of Trustees of the Fund, including a majority of the Trustees who are not “interested persons” of the Fund (within the meaning of Section 2(a)(19) of the 1940 Act), and who have no direct or indirect financial interest in the operation of the Distribution and Servicing Plan or in any agreements related to the Distribution and Servicing Plan, as provided for in Rule 12b-1 under the 1940 Act.  Under any Distribution and Servicing Plan, a Fund, either directly or through the Distributor, would compensate brokers, dealers, or other financial intermediaries for activities primarily intended to result in the sale of shares of that class and for personal services provided to shareholders and/or the maintenance of shareholder accounts for shareholders of that class.
All expenses incurred by a Fund would be allocated among its various classes of shares based on the net assets of the Fund attributable to each such class, except that the NAV and expenses of each class would reflect the expenses associated with the Distribution and Servicing Plan of that class (if any), shareholder service fees attributable to a particular class, including transfer agency fees (if any), and any other incremental expenses of that class.  In this regard, each class of shares of a Fund may, by action of the Fund’s Board of Trustees or its delegate, also pay a different amount of other expenses, for example:
(a)	administrative and/or accounting or similar fees (each as described in the Fund’s prospectus, as amended or supplemented from time to time);
(b)	legal, printing and postage expenses related to preparing and distributing to current shareholders of a specific class materials such as shareholder reports, prospectuses, and proxies;
(c)	Blue Sky fees incurred by a specific class;
(d)	Commission registration fees incurred by a specific class;
(e)	expenses of administrative personnel and services required to support the shareholders of a specific class;
(f)	Trustees’ fees incurred as a result of issues relating to a specific class;
(g)	Auditors’ fees, litigation expenses, and other legal fees and expenses relating to a specific class;
(h)	incremental transfer agent fees and shareholder servicing expenses identified as being attributable to a specific class;
(i)	account expenses relating solely to a specific class;
(j)	expenses incurred in connection with any shareholder meetings as a result of issues relating to a specific class; and
(k)
any such other expenses (not including advisory or custodial fees or other expenses related to the management of the Fund’s assets) actually incurred in a different amount by a class or related to a class’ receipt of services of a different kind or to a different degree than another class.

Expenses of a Fund allocated to a particular class of the Fund’s shares would be borne on a pro rata basis by each outstanding share of that class.  Any income, gain, loss and expenses of a Fund not allocated to specific classes as described above would be charged to the Fund and allocated to each class of the Fund in a manner consistent with Rule 18f-3(c)(1) under the 1940 Act.
Each Applicant Fund has adopted, and each New Fund that operates as an interval fund would adopt, fundamental investment policies in compliance with Rule 23c-3 and make repurchase offers to its shareholders at regular intervals.  New Funds that do not operate as interval funds would provide periodic liquidity with respect to their shares by, from time to time, offering to repurchase shares in accordance with Rule 13e-4 under the 1934 Act.  Repurchases pursuant to Rule 13e-4 would be made at such times, in such amounts and on such terms as may be determined by the Board of Trustees of the New Fund, in its sole discretion and the New Fund may amend, suspend or terminate Rule 13e-4 repurchases at any time.  Any repurchase offers made by a Fund would be made to all classes of shares of the Fund at the same time, in the same proportional amounts and on the same terms, except, as discussed above, for differences in NAV per share resulting from differences in fees under a Distribution and Servicing Plan, shareholder service plan, or other class expenses.
The Funds may charge a repurchase fee of up to two percent on shares accepted for repurchase (including those that have been held by the shareholder for less than one year), in addition to any early withdrawal charge. A repurchase fee charged by a Fund is not the same as a contingent deferred sales load (“CDSL”) assessed by an open-end fund pursuant to Rule 6c-10 under the 1940 Act, as CDSLs are distribution-related charges payable to a distributor.  On the other hand, the repurchase fee would be payable to a Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund’s generally longer-term investment horizons and investment operations and, with respect to Funds that operate as interval funds, would be reasonably intended to compensate the Fund for expenses directly related to the repurchase. Repurchase fees would equally apply to all classes of shares of a Fund, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate a repurchase fee, it would do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if the repurchase fee were a CDSL and as if such fund were an open-end fund and such Fund’s waiver of, scheduled variation in, or elimination of, the repurchase fee would apply uniformly to all shareholders of such Fund regardless of class.
Upon the Order being granted, each Fund may impose early withdrawal charges, payable to the Distributor, on shares submitted for repurchase that have been held for less than a specified period.5 Any early withdrawal charge imposed by the Funds would comply with Rule 6c-10 under the 1940 Act as if the rule were applicable to closed-end funds.
Each Fund that operates as an interval fund may offer its shareholders an exchange feature under which the shareholders of such Fund may, in connection with such Fund’s periodic repurchase offers, exchange their shares of such Fund for shares of the same class of (a) open-end funds or (b) other interval funds that are in the same “family of investment companies” (as defined in Instruction 1 of Item 17 of Form N-1A) as the Fund (collectively, the “Family Funds”).  Shares of any Fund operating as an interval fund that are exchanged for shares of Family Funds would be included as part of the amount of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the 1940 Act. Any exchange option would comply with Rule 11a-3 under the 1940 Act, as if such Fund were an open-end fund subject to Rule 11a-3. In complying with Rule 11a-3 under the 1940 Act, each Fund would treat any early withdrawal charge as if it were a CDSL.6  To the extent a Fund offers any exchange privilege or conversion feature, any such privilege or feature would comply with Rule 11a-1, Rule 11a-3, and Rule 18f-3 as if the Fund were an open-end fund.
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5  Each Fund that operates as an interval fund is requesting relief from the provisions of Rule 23c-3(b)(1) under the 1940 Act pursuant to the Order.  Applicants believe that New Funds that do not operate as interval funds may impose early withdrawal charges without requesting relief pursuant to the Order.
6 A CDSL assessed by an open-end fund pursuant to Rule 6c-10 of the 1940 Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, the early withdrawal charge will likewise be a distribution-related charge payable to the Distributor as distinguished from a repurchase fee which is payable to each Fund.

III.	EXEMPTIONS REQUESTED

A.	The Multi-Class System
Applicants request exemptive relief to the extent that the issuance and sale of multiple classes of shares of a Fund might be deemed (a) to result in the issuance of a “senior security”7 within the meaning of Section 18(g) of the 1940 Act that would violate Section 18(a)(2) of the 1940 Act, (b) if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act and (c) to violate the equal voting provisions of Section 18(i) of the 1940 Act.
B.	Early Withdrawal Charge
Applicants request exemptive relief from Rule 23c-3(b)(1) under the 1940 Act to the extent that rule is construed to prohibit the imposition of early withdrawal charges by a Fund.
C.	Asset-Based Shareholder Service and/or Distribution Fees
Applicants request an Order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent necessary for a Fund to pay asset-based shareholder service and/or distribution fees.
IV.	COMMISSION AUTHORITY
Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
Section 23(c) of the 1940 Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.
Section 23(c)(3) of the 1940 Act provides that the Commission may issue an order that would permit a closed-end fund to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.
Section 17(d) of the 1940 Act and Rule 17d-1 thereunder prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from

7 Section 18(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based shareholder service or distribution fees have different total expenses and, thus, different net incomes. As a result, each class will have a different NAV, receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have priority over classes with lower dividends. Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds; Class Voting on Distribution Plans, Investment Co. Rel. No. 20915 (Feb. 23, 1995) at n. 17 and accompanying text.

participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.
V.	DISCUSSION

A.	Background
In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.8  For example, the characterization of a management company as “open-end” or “closed-end” has, historically, been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

Historically, except as noted below, there has been no middle ground between the two extremes of the open-end and the closed-end forms. Open-end funds have offered complete liquidity to their shareholders and thus required a high degree of liquidity of the underlying investment portfolio, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bifurcated system of regulation, neither form has provided the best vehicle for offering portfolios that have significant, but not complete, liquidity. In Protecting Investors, the staff of the Commission determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements and that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and the closed-end forms, consistent with investor protection.9

One exception to the open-end/closed-end dichotomy cited in Protecting Investors has been the so-called “prime rate fund.” Many of these funds, first introduced in 1988, invest in adjustable rate senior loans and provide shareholders liquidity through quarterly repurchases (“Closed-end Tender Offer Funds”).

Shortly after Protecting Investors was published, the Commission proposed Rule 23c-3 under the 1940 Act, which provided flexibility to increase shareholder liquidity through periodic tender offers under simplified procedures.10 Rule 23c-3 was adopted in April 1993.11 Prime rate funds were cited in both Protecting Investors and the Rule 23c-3 Proposing Release as the prototype for the closed-end interval fund concept.12

8 Securities and Exchange Commission Staff Report, Protecting Investors (May 1992), at 421.
9 Id. at 424.
10 Inv. Co. Act Rel. No. 18869 (July 28, 1992) (the “Rule 23c-3 Proposing Release”).
11 Inv. Co. Act Rel. No. 19399 (April 7, 1993) (the “Rule 23c-3 Adopting Release”). The Commission also had proposed Rule 22e-3 under the 1940 Act, which began from the open-end, complete liquidity perspective under Section 22 and would permit periodic or delayed, rather than constant, liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3.
12 Protecting Investors, supra, at 439-40; 23c-3 Proposing Release at 27.

Developments since the initial closed-end interval funds make further innovation appropriate. Many funds either cannot or choose not to rely on Rule 23c-3. Therefore, there exist a large number of Closed-end Tender Offer Funds, which fall between open-end and closed-end designations in regard to their operations, but are not interval funds. Moreover, a number of recent precedents exist for the implementation of a multiple-class system, the imposition of asset-based shareholder service and/or distribution fees and, in some cases, early withdrawal charges substantially similar to that for which Applicants seek relief. See, e.g., OFI Carlyle Private Credit Fund and OC Private Capital, LLC; Pioneer ILS Interval Fund and Amundi Pioneer Asset Management, Inc.; Angel Oak Strategic Credit Fund and Angel Oak Capital Advisors, LLC; The Relative Value Fund et al.; Blackstone/GSO Floating Rate Enhanced Income Fund, et al.; Steadfast Alcentra Global Credit Fund and Steadfast Investment Adviser, LLC; Sharespost 100 Fund and SP Investments Management, LLC; USQ Core Real Estate Fund and Union Square Capital Partners, LLC; CION Ares Diversified Credit Fund, et al.; Triloma EIG Energy Income Fund, et al.; Vertical Capital Income Fund and Oakline Advisors, LLC; Sierra Total Return Fund, et al.; Winton Diversified Opportunities Fund and Winton Capital US LLC; NorthStar/Townsend Institutional Real Estate Fund Inc.; FS Global Credit Opportunities Fund, et al.; Ramius Archview Credit and Distressed Fund, et al.; ABS Long/Short Strategies Fund, et al.; Susa Registered Fund, L.L.C., et al.; Altegris KKR Commitments Master Fund; Wildermuth Endowment Strategy Fund, et al.; Griffin Institutional Access Real Estate Fund, et al.; Versus Capital Multi-Manager Real Estate Income Fund LLC, et al.; Highland Capital Management, L.P., et al.; and Allianz RCM Global EcoTrends Fund, et al.13

13 See, e.g., OFI Carlyle Private Credit Fund and OC Private Capital, LLC, Investment Co. Rel. No. 33168 (July 24, 2018) (Notice) and Investment Co. Rel. No. 33204  (August 20, 2018) (Order); Pioneer ILS Interval Fund and Amundi Pioneer Asset Management, Inc., Investment Co. Rel. No. 33108 (May 24, 2018) (Notice) and Investment Co. Rel. No. 33127 (June 19, 2018) (Order); Angel Oak Strategic Credit Fund and Angel Oak Capital Advisors, LLC, Investment Co. Rel. No. 33066 (April 5, 2018) (Notice) and Investment Co. Rel. No. 33089 (May 1, 2018) (Order); The Relative Value Fund et al., Investment Co. Rel. No. 32884 (Oct. 26, 2017) (Notice) and Investment Co. Rel. No. 32904 (Nov. 21, 2017) (Order); Blackstone/GSO Floating Rate Enhanced Income Fund, et al., Investment Co. Rel. No. 32865 (October 23, 2017) (Notice) and Investment Co. Rel. No. 32901 (November 20, 2017) (Order); Steadfast Alcentra Global Credit Fund and Steadfast Investment Adviser, LLC, Investment Co. Rel. No. 32860 (Oct. 12, 2017) (Notice) and Investment Co. Rel. No. 32897 (Nov. 7, 2017) (Order); Sharespost 100 Fund and SP Investments Management, LLC, Investment Co. Rel. No. 32767 (July 31, 2017) (Notice) and Investment Co. Rel. No. 32798 (Aug. 28, 2017) (Order); USQ Core Real Estate Fund and Union Square Capital Partners, LLC, Investment Co. Rel. No. 32768 (July 31, 2017) (Notice) and Investment Co. Rel. No. 32799 (Aug. 28, 2017) (Order); CION Ares Diversified Credit Fund, et al., Investment Co. Rel. No. 32678 (June 13, 2017) (Notice) and Investment Co. Rel. No. 32731 (July 11, 2017) (Order); Triloma EIG Energy Income Fund, et al., Investment Co. Rel. No. 32679 (June 13, 2017) (Notice) and Investment Co. Rel. No. 32730 (July 11, 2017) (Order); Vertical Capital Income Fund and Oakline Advisors, LLC, Investment Co. Rel. No. 32723 (Notice) and Investment Co. Rel. No. 32766 (July 31, 2017) (Order); Sierra Total Return Fund, et al., Investment Co. Rel. No. 32632 (May 10, 2017) (Notice) and Investment Co. Rel. No. 32614 (June 6, 2017) (Order); Winton Diversified Opportunities Fund and Winton Capital US LLC, Investment Co. Rel. No. 32585 (March 30, 2017) (Notice) and Investment Co. Rel. No. 32614 (April 26, 2017) (Order); NorthStar/Townsend Institutional Real Estate Fund Inc., et al. Investment Co. Rel. No. 32472 (February 7, 2017) (Notice) and Investment Co. Rel. No. 32524 (March 7, 2017) (Order); FS Global Credit Opportunities Fund, et al., Investment Co. Rel. No. 32221 (August 17, 2016) (Notice) and Investment Co. Rel. No. 32257 (September 12, 2016) (Order); Ramius Archview Credit and Distressed Fund, et al., Investment Co. Rel. No. 32139 (June 6, 2016) (Notice) and Investment Co. Rel. No. 32168 (July 5, 2016) (Order); ABS Long/Short Strategies Fund, et al., Investment Co. Rel. No. 32090 (April 21, 2016) (Notice) and Investment Co. Rel. No. 32116 (May 18, 2016) (Order); Susa Registered Fund, L.L.C., et al., Investment Co. Rel. No. 31975 (January 29, 2016) (Notice) and Investment Co. Rel. No. 32004 (February 24, 2016) (Order); Altegris KKR Commitments Master Fund, Investment Co. Rel. No. 31944 (December 17, 2015) (Notice) and Investment Co. Rel. No. 31955 (January 12, 2016); Wildermuth Endowment Strategy Fund, et al., Investment Co. Act Rel. No. 31896 (November 5, 2015) (Notice) and Investment Co. Act Rel. No. 31922 (December 1, 2015) (Order); Griffin Institutional Access Real Estate Fund, et al., Investment Co. Act Rel. No. 31509 (March 23, 2015) (Notice) and Investment Co. Act Rel. No.

B.	Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act
Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of shares of an Applicant Fund may be deemed: (1) to result in the issuance of a class of “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(a)(2) of the 1940 Act; (2) if more than one class of senior security were issued, to violate Section 18(c) of the 1940 Act; and (3) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

A registered closed-end fund may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end fund to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its the common stock or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end fund to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in Section 13(a) of the 1940 Act.14 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”
A registered closed-end fund may have only one class of stock that is a senior security.  In particular, Section 18(c) of the 1940 Act provides that:
[I]t shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . .
Section 18(i) of the 1940 Act provides that:
Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a

31559 (April 20, 2015) (Order); Versus Capital Multi-Manager Real Estate Income Fund LLC, et al., Investment Co. Act Rel. No. 30103 (June 14, 2012) (Notice) and Investment Co. Act Rel. No. 30133 (July 10, 2012) (Order); Highland Capital Management, L.P., et al., Investment Co. Act Rel. No. 28888 (August 27, 2009) (Notice) and Investment Co. Act Rel. No. 28908 (September 22, 2009) (Order); and Allianz RCM Global EcoTrends Fund, et al., Investment Co. Act Rel. No. 27936 (August 23, 2007) (Notice) and Investment Co. Act Rel. No. 27971 (September 18, 2007) (Order).
14 Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to an open-end mutual fund format.

voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.
The multiple class system proposed herein (the “Multiple Class System”) may result in shares of a class having “priority over [another] class as to . . . payment of dividends” and having unequal voting rights, because under the Multiple Class System (1) shareholders of different classes may pay different distribution fees, different shareholder service fees, and any other expenses (as described above in Section II.C) that should be properly allocated to a particular class, and (2) each class would be entitled to exclusive voting rights with respect to matters solely related to that class. Applicants state that the creation of multiple classes of shares of the Applicant Funds may thus be prohibited by Section 18(c) and may violate Section 18(i) of the 1940 Act.
 Applicants believe that the implementation of the Multiple Class System will provide the Applicants with the flexibility to create new classes of shares without having to create new funds. Applicants believe that current and future shareholders will benefit if new classes of shares with different pricing structures are created providing investors with enhanced investment options. Under the Multiple Class System, an investor will be able to choose the class of shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase, the length of time the investor expects to hold the shares, and other relevant factors. The proposed system would permit the Applicant Funds to facilitate the distribution of shares and provide investors with a broader choice of shareholder options.

 By contrast, if the Manager and the Distributor were required to sponsor the organization of new, separate funds rather than new classes of shares, the creation of the new, separate funds would involve increased costs and administrative burdens borne by shareholders, as compared to the creation of additional share classes of the Applicant Funds.
 Under the Multiple Class System, holders of each class of shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of shares than they would be if the classes were separate funds or portfolios. As an Applicant Fund grows in amount of assets, it is expected that investors will derive benefits from economies of scale that might not be available at smaller amounts.
 The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end funds permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.15

15 See Inv. Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., director or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.

 Applicants believe that the proposed Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end funds’ multiple class structures. The Multiple Class System does not relate to borrowings and will not adversely affect an Applicant Fund’s assets. In addition, the proposed system will not increase the speculative character of an Applicant Fund’s shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.
 Applicants believe that the rationale for and the conditions contained in Rule 18f-3 are as applicable to a closed-end fund seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end funds.  Each Applicant Fund will comply with the provisions of Rule 18f-3 as if it were an open-end fund including, among others, the rule’s provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions, exchanges and disclosures. In fact, the Applicant Funds will in many ways resemble an open-end fund in their manner of operation and in the distribution of shares, except for differences related to repurchases.
 In particular, the Applicant Funds propose to offer shares continuously at their public offering price per share. It is anticipated that differences among classes will, as detailed above, relate largely to differences in placement/distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. While closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly-situated closed-end funds.16 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Applicant Funds would issue multiple classes of shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and service fees applicable to classes of the Applicant Funds in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of shareholders. Each Applicant Fund is also aware of the need for full disclosure of the proposed Multiple Class System in its prospectus and of the differences among the various classes and the different expenses of each class of shares offered. Applicants represent that these distribution and/or service fees will comply with the provisions of the FINRA Sales Charge Rule. Applicants also represent that each Applicant Fund will disclose in its prospectus the fees, expenses and other characteristics of each class of shares offered for sale by the

16 See, e.g., OFI Carlyle Private Credit Fund and OC Private Capital, LLC, supra note 13; Pioneer ILS Interval Fund and Amundi Pioneer Asset Management, Inc., supra note 13; Angel Oak Strategic Credit Fund and Angel Oak Capital Advisors, LLC, supra note 13; The Relative Value Fund et al., supra note 13; Blackstone/GSO Floating Rate Enhanced Income Fund, et al., supra note 13; Steadfast Alcentra Global Credit Fund and Steadfast Investment Adviser, LLC, supra note 13; Sharespost 100 Fund, supra note 13; USQ Core Real Estate Fund, supra note 13; CION Ares Diversified Credit Fund, supra note 13; Triloma EIG Energy Income Fund, supra note 13; Vertical Capital Income Fund, supra note 13; Sierra Total Return Fund, et al., supra note 13; Winton Diversified Opportunities Fund and Winton Capital US LLC, supra note 13; NorthStar/Townsend Institutional Real Estate Fund Inc., supra note 13; FS Global Credit Opportunities Fund, supra note 13; Ramius Archview Credit and Distressed Fund, supra note 13; ABS Long/Short Strategies Fund, supra note 13; Susa Registered Fund, L.L.C., supra note 13; Altegris KKR Commitments Master Fund, supra note 13; Wildermuth Endowment Strategy Fund, supra note 13; Griffin Institutional Access Real Estate Fund, supra note 13; Versus Capital Multi-Manager Real Estate Income Fund LLC, supra note 13; Highland Capital Management, L.P., supra note 13; and Allianz RCM Global EcoTrends Fund, supra note 13.

prospectus, as is required for open-end, multiple class funds under Form N-1A.17 As if it were an open-end fund, each Applicant Fund will disclose fund expenses borne by shareholders during the reporting period in shareholder reports18 and describe in its prospectus any arrangements that result in breakpoints in or eliminations of sales loads.19 Each Applicant Fund will include any such disclosures in its shareholder reports and prospectus to the extent required as if the Applicant Fund were an open-end fund. Each Applicant Fund and the Distributor will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end fund shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Applicant Funds and the Distributor.20 Each Applicant Fund or the Distributor will contractually require that any other distributor of the Applicant Fund’s shares comply with such requirements in connection with the distribution of shares of the Fund.

Finally, in June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge and private equity funds.21  Applicants will comply with all such applicable disclosure requirements.
The requested relief is substantially similar to prior exemptions granted by the Commission to OFI Carlyle Private Credit Fund and OC Private Capital, LLC; Pioneer ILS Interval Fund and Amundi Pioneer Asset Management, Inc.; Angel Oak Strategic Credit Fund and Angel Oak Capital Advisors, LLC; The Relative Value Fund et al; Blackstone/GSO Floating Rate Enhanced Income Fund, et al.; Steadfast Alcentra Global Credit Fund and Steadfast Investment Adviser, LLC,; Sierra Total Return Fund; Winton Diversified Opportunities Fund, LLC; NorthStar/Townsend Institutional Real Estate Fund Inc.; FS Global Credit Opportunities Fund; Ramius Archview Credit and Distressed Fund; ABS Long/Short Strategies Fund; Susa Registered Fund, L.L.C.; Altegris KKR Commitments Master Fund; Wildermuth Endowment Strategy Fund; Griffin Institutional Access Real Estate Fund; Versus Capital Multi-Manager Real Estate Income Fund LLC; Highland Capital Management, L.P.; and Allianz RCM Global EcoTrends Fund.22 Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple-class system by the Applicant Funds.
_______________________
17 In all respects other than class-by-class disclosure, each Applicant Fund will comply with the requirements of Form N-2.
18 Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release).
19 Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release).
20 Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release); Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).
21 Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release).  See also Rules 12d-1, et seq. of the 1940 Act.
22 See The Relative Value Fund et al., supra note 13; Steadfast Alcentra Global Credit Fund and Steadfast Investment Adviser, LLC, supra note 13; Sierra Total Return Fund, supra note 13; Winton Diversified Opportunities Fund, LLC, supra note 13; NorthStar/Townsend Institutional Real Estate Fund Inc., supra note 13; FS Global Credit Opportunities Fund, supra note 13; Ramius Archview Credit and Distressed Fund, supra note 13; ABS Long/Short Strategies Fund, supra note 13; Susa Registered Fund, L.L.C, supra note 13; Altegris KKR Commitments Master Fund, supra note 13; Wildermuth Endowment Strategy Fund, supra note 13; Griffin Institutional Access Real Estate Fund, supra note 13; Versus Capital Multi-Manager Real Estate Income Fund LLC, supra note 13; Highland Capital Management, L.P. , supra note 13; and Allianz RCM Global EcoTrends Fund, supra note 13.

C.	Early Withdrawal Charges
Rule 23c-3 under the 1940 Act permits an interval fund to make repurchase offers of between five and twenty-five percent of its outstanding shares at NAV at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at NAV and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.
Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Applicant Funds to impose early withdrawal charges, which are distribution-related fees payable to the Distributor, on shares submitted for repurchase that have been held for less than a specified period. The Applicant Funds may seek to impose early withdrawal charges that are the functional equivalent of the contingent deferred sales loads that open-end funds may charge under Rule 6c-10 under the 1940 Act. The Applicant Funds would assess early withdrawal charges in much the same way non-interval funds currently assess early withdrawal charges. As more fully described below, these charges would be paid to the Distributor and are functionally similar to contingent deferred sales loads imposed by open-end funds. Relief to permit the imposition of early withdrawal charges would be consistent with the approach the Commission has taken with respect to contingent deferred sales loads imposed by open-end funds which offer their securities continuously, as each Applicant Fund intends to do for its shares. Any early withdrawal charge imposed by an Applicant Fund will comply with Rule 6c-10 under the 1940 Act as if the rule were applicable to closed-end funds.
In the Adopting Release, the Commission stated that “the requirement [of Rule 23c-3(b)(1)] that repurchases take place at NAV and the limitation of repurchase fees to two percent implicitly preclude the imposition” of contingent deferred sales loads.23 The Commission stated, however, that even though it was not proposing any provisions regarding the use of contingent deferred sales loads by interval funds, “such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of contingent deferred sales loads by open-end companies, and has the opportunity to monitor the effects of the [FINRA] Sales Charge Rule upon distribution charges of open-end companies, which goes into effect in July of [1993].”24
Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge contingent deferred sales loads as long as (i) the amount of the contingent deferred sales load does not exceed a specified percentage of NAV or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the FINRA Sales Charge Rule, governing sales charges for open-end funds and (iii) deferred sales loads are imposed in a non-discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of contingent deferred sales loads where there are adequate safeguards for the investor. These same policy considerations support imposition of early withdrawal charges in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose early withdrawal charges.
_______________________________________
23 Adopting Release. Rule 23c-3(b)(1) provides in pertinent part:
The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.
24 Id.

With respect to the policy considerations supporting imposition of early withdrawal charges, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to contingent deferred sales loads.25 Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose early withdrawal charges although nothing in the 1940 Act would preclude them from doing so. Section 23(c)(2) of the 1940 Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at NAV and provides its shareholders with periodic opportunities to tender their shares, however, the fund’s distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. In the case of an Applicant Fund’s Class Y shares, the Distributor may pay out of its own resources compensation to selected dealers that sell the respective shares at the time of sale, based on the dollar amount of the shares sold by the dealer. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.
Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)’s requirements that repurchases take place at NAV is to preclude interval funds from imposing early withdrawal charges. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.26 The best price rules under Rule 23c-1(a)(9) of the 1940 Act and Rule 13e-4(f)(8)(ii) of the 1934 Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing early withdrawal charges.27 There is, in Applicants’ view, no rational basis to apply Rule 23c-3(b)(1)’s requirements differently. Moreover, each Applicant Fund will be treating all similarly situated shareholders the same.  Each Applicant Fund will disclose to all shareholders the applicability of the early withdrawal charges (and any scheduled waivers of the early withdrawal charge) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Applicant Fund also will disclose early withdrawal charges in accordance with the requirements of Form N-1A concerning contingent deferred sales charges.
As required by Rule 6c-10 for open-end funds, each Applicant Fund will comply with shareholder service and distribution fee limits imposed by the FINRA Sales Charge Rule on the same basis as if it were an open-end fund. In this regard, each Applicant Fund will pay service and distribution fees pursuant to plans that are designed to meet the requirements of the FINRA Sales Charge Rule on the same basis as if it were an open-end fund subject to that rule.
The Commission has previously granted the same type of exemptive relief requested herein.28 In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge early

25 Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at NAV.
26 See Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.
27 See Adopting Release, Section II.A.7.c (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).
28 See OFI Carlyle Private Credit Fund and OC Private Capital, LLC, supra note 13; Pioneer ILS Interval Fund and Amundi Pioneer Asset Management, Inc., supra note 13; Angel Oak Strategic Credit Fund and Angel Oak Capital Advisors, LLC, supra note 13; The Relative Value Fund et al., supra note 13; Blackstone/GSO Floating Rate Enhanced Income Fund, et al., supra note 13; Steadfast Alcentra Global Credit Fund and Steadfast Investment Adviser, LLC, supra note 13; Sharespost 100 Fund, supra note 13; USQ Core Real Estate Fund, supra note 13; CION Ares Diversified Credit Fund, supra note 13; Triloma EIG Energy Income Fund, supra note 13; Vertical Capital Income Fund, supra note 13; Sierra Total Return Fund, et al., supra note 13; Winton Diversified Opportunities Fund and Winton Capital US LLC, supra note 13; NorthStar/Townsend Institutional Real Estate Fund Inc., supra note 13; FS Global Credit Opportunities Fund, supra note 13; Ramius Archview Credit and Distressed withdrawal charges to certain shareholders who tender for repurchase shares that have been held for less than a specified period.
D.	Waivers of Early Withdrawal Charges
The Applicant Funds may grant waivers of any early withdrawal charge on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Applicant Fund will apply any early withdrawal charge (and any waivers or scheduled variations of the early withdrawal charge) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act as if the Fund was an open-end fund. The shares that benefit from such waivers are less likely to be the cause of rapid turnover in shares of the Applicant Funds, particularly where there are also important policy reasons to waive the early withdrawal charge, such as when shares are tendered for repurchase due to the death or disability of the shareholder. Events such as death or disability are not likely to cause rapid turnover in shares of the Applicant Funds, and financial needs on the part of the shareholder or the shareholder’s family are often precipitated by such events. The early withdrawal charge may also be waived in connection with a number of additional circumstances, including the following repurchases of shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if the Distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to the Fund, the waiver of the early withdrawal charge works to shareholders’ advantage while not harming the Distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to “require forward pricing of fund shares largely dispelled concerns about share dilution.” Furthermore, “the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares.”29 In light of these circumstances, the Commission believed that “it is appropriate to permit a broader range of scheduled variation” as permitted in amended Rule 22d-1.30 Rule 22d-1 permits open-end funds to sell their shares at prices that reflect “scheduled variations in, or elimination of, the sales load to particular classes of investors or transactions” provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of contingent deferred sales loads for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10 permitting contingent deferred sales loads for open-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, contingent deferred sales loads for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.31 The same policy concerns and competitive benefits applicable to

Fund, supra note 13; ABS Long/Short Strategies Fund, supra note 13; Susa Registered Fund, L.L.C., supra note 13; Altegris KKR Commitments Master Fund, supra note 13; Wildermuth Endowment Strategy Fund, supra note 13; Griffin Institutional Access Real Estate Fund, supra note 13; Versus Capital Multi-Manager Real Estate Income Fund LLC, supra note 13; Highland Capital Management, L.P., supra note 13; and Allianz RCM Global EcoTrends Fund, supra note 13.
29 Investment Co. Act Rel. No. 14390 (February 22, 1985).
30 Id.
31 Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.
Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, early withdrawal charges, subject to appropriate safeguards.
E.	Asset-Based Distribution Fees and/or Shareholder Service Fees
Applicants also request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Fund to impose asset-based shareholder service and/or distribution fees (in a manner similar to Rule 12b-1 fees for an open-end fund). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end funds. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose an asset-based shareholder service and/or distribution fee.32

Section 17(d) of the 1940 Act prohibits an affiliated person of a registered investment company or an affiliated person of such a person, acting as principal, from participating in or effecting any transaction in which such registered company is a joint or a joint and several participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application permitting the transaction.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person of a registered investment company, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or overreaching by the affiliate to the detriment of the investment company.

Each Applicant Fund will comply with the protections for open-end funds developed and approved by the Commission in Rule 12b-1 in connection with its Distribution and Servicing Plan(s), if any, with respect to each class as if the Fund were an open-end fund. Therefore, the Applicant Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end fund imposing asset-based shareholder service and/or distribution fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,33 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of

32 Applicants do not concede that Section 17(d) applies to the Multiple Class System or to the service and/or distribution fees discussed herein, but request this order to eliminate any uncertainty.
33 See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.34
Applicants believe that any Section 17(d) concerns the Commission might have in connection with the Applicant Funds’ financing the distribution of their shares should be resolved by each Applicant Fund’s undertakings to comply with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end funds.
Accordingly, Applicants undertake to comply, and undertake that the Applicant Funds’ asset-based shareholder service and/or distribution fees (if any) will comply, with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end funds.
VI.	APPLICANTS’ CONDITION
Applicants agree that any order granting the requested relief will be subject to the following condition:
Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, as if those rules applied to closed-end funds, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end funds.
VII.	CORPORATE ACTION
Each Applicant Fund’s Agreement and Declaration of Trust empowers the Board of that Fund to establish different classes of shares and to take any other action necessary to accomplish the establishment and creation of such classes of shares. The Boards of the Applicant Funds have each adopted resolutions, attached as Exhibit B, authorizing its Fund’s officers to file the Application with the Commission.
VIII.	CONCLUSION
For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

34 Id. Fed. Sec. L. Rep. (CCH) at 83,733.

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application.

[Signature page follows.]

AUTHORIZATION AND SIGNATURES

PURSUANT TO RULE 0-2(C) UNDER THE 1940 ACT, APPLICANT STATES THAT ALL ACTIONS NECESSARY TO AUTHORIZE THE EXECUTION AND FILING OF THIS FIRST AMENDED AND RESTATED APPLICATION HAVE BEEN TAKEN, AND THE PERSONS SIGNING AND FILING THIS DOCUMENT ARE AUTHORIZED TO DO SO ON BEHALF OF APPLICANT.

AS PRESIDENT OF AMERICAN BEACON SOUND POINT ENHANCED INCOME FUND, GENE L. NEEDLES, JR. IS AUTHORIZED TO SIGN AND FILE THIS DOCUMENT ON BEHALF OF AMERICAN BEACON SOUND POINT ENHANCED INCOME FUND.

AMERICAN BEACON SOUND POINT ENHANCED INCOME FUND

By:	/s/ Gene L. Needles, Jr.
Name:	Gene L. Needles, Jr.
Title:	President
Date:	March 7, 2019

PURSUANT TO RULE 0-2(C) UNDER THE 1940 ACT, APPLICANT STATES THAT ALL ACTIONS NECESSARY TO AUTHORIZE THE EXECUTION AND FILING OF THIS FIRST AMENDED AND RESTATED APPLICATION HAVE BEEN TAKEN, AND THE PERSONS SIGNING AND FILING THIS DOCUMENT ARE AUTHORIZED TO DO SO ON BEHALF OF APPLICANT.

AS PRESIDENT OF AMERICAN BEACON APOLLO TOTAL RETURN FUND, GENE L. NEEDLES, JR. IS AUTHORIZED TO SIGN AND FILE THIS DOCUMENT ON BEHALF OF AMERICAN BEACON APOLLO TOTAL RETURN FUND.

AMERICAN BEACON APOLLO TOTAL RETURN FUND

By:	/s/ Gene L. Needles, Jr.
Name:	Gene L. Needles, Jr.
Title:	President
Date:	March 7, 2019

PURSUANT TO RULE 0-2(C) UNDER THE 1940 ACT, APPLICANT STATES THAT ALL ACTIONS NECESSARY TO AUTHORIZE THE EXECUTION AND FILING OF THIS FIRST AMENDED AND RESTATED APPLICATION HAVE BEEN TAKEN, AND THE PERSONS SIGNING AND FILING THIS DOCUMENT ARE AUTHORIZED TO DO SO ON BEHALF OF APPLICANT.

AS PRESIDENT OF AMERICAN BEACON ADVISORS, INC., JEFFREY K. RINGDAHL IS AUTHORIZED TO SIGN AND FILE THIS DOCUMENT ON BEHALF OF AMERICAN BEACON ADVISORS, INC.

AMERICAN BEACON ADVISORS, INC.

By:	/s/ Jeffrey K. Ringdahl
Name:	Jeffrey K. Ringdahl
Title:	President
Date:	March 7, 2019

PURSUANT TO RULE 0-2(C) UNDER THE 1940 ACT, APPLICANT STATES THAT ALL ACTIONS NECESSARY TO AUTHORIZE THE EXECUTION AND FILING OF THIS FIRST AMENDED AND RESTATED APPLICATION HAVE BEEN TAKEN, AND THE PERSONS SIGNING AND FILING THIS DOCUMENT ARE AUTHORIZED TO DO SO ON BEHALF OF APPLICANT.

AS PRESIDENT OF RESOLUTE INVESTMENT DISTRIBUTORS, INC., GENE L. NEEDLES, JR. IS AUTHORIZED TO SIGN AND FILE THIS DOCUMENT ON BEHALF OF RESOLUTE INVESTMENT DISTRIBUTORS, INC.

RESOLUTE INVESTMENT DISTRIBUTORS, INC.

By:	/s/ Gene L. Needles, Jr.
Name:	Gene L. Needles, Jr.
Title:	President
Date:	March 7, 2019

Exhibit Index

Exhibit A-

1.  Verification of American Beacon Sound Point Enhanced Income Fund

2. Verification of American Beacon Apollo Total Return Fund

3. Verification of American Beacon Advisors, Inc.

4. Verification of Resolute Investment Distributors, Inc.

EXHIBIT A-1

AMERICAN BEACON SOUND POINT ENHANCED INCOME FUND

The undersigned states that he has duly executed the attached first amended and restated application dated March 7, 2019 for and on behalf of the American Beacon Sound Point Enhanced Income Fund in his capacity as the President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

AMERICAN BEACON SOUND POINT ENHANCED INCOME FUND

By:	/s/ Gene L. Needles, Jr.
Name:	Gene L. Needles, Jr.
Title:	President

EXHIBIT A-2

AMERICAN BEACON SOUND APOLLO TOTAL RETURN FUND

The undersigned states that he has duly executed the attached first amended and restated application dated March 7, 2019 for and on behalf of the American Beacon Apollo Total Return Fund in his capacity as the President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

AMERICAN BEACON APOLLO TOTAL RETURN FUND

By:	/s/ Gene L. Needles, Jr.
Name:	Gene L. Needles, Jr.
Title:	President

EXHIBIT A-3

AMERICAN BEACON ADVISORS, INC.
The undersigned states that he has duly executed the attached first amended and restated application dated March 7, 2019 for and on behalf of American Beacon Advisors, Inc. in his capacity as President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

AMERICAN BEACON ADVISORS, INC.

By:	/s/ Jeffrey K. Ringdahl
Name:	Jeffrey K. Ringdahl
Title:	President

EXHIBIT A-4

RESOLUTE INVESTMENT DISTRIBUTORS, INC.
The undersigned states that he has duly executed the attached first amended and restated application dated March 7, 2019 for and on behalf of Resolute Investment Distributors, Inc. in his capacity as President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

RESOLUTE INVESTMENT DISTRIBUTORS, INC.

By:	/s/ Gene L. Needles, Jr.
Name:	Gene L. Needles, Jr.
Title:	President